UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For February 13, 2018

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
 *-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20- F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or “the company”)

Harmony – solid results support margin and production growth

Half year achievements
●
49% increase in headline earnings per share to 224 SA cents
(55% increase to 17 US cents)
●
6% increase in South African gold production
●
4% increase in underground recovered grade to 5.26g/t
●
2% decrease in all-in sustaining costs to R500 248/kg
(2% increase to US$1 161/oz)

Johannesburg. Tuesday, 13 February 2018. Harmony Gold Mining Company Limited (“Harmony” and/or “the Company”) is pleased to announce that operational excellence has resulted in a solid production performance in the six months ended 31 December 2017, with a 49% increase in headline earnings to
224 SA cents per share (17 US cents per share) compared to 150 SA cents per share (11 US cents per share) for the December 2016 period.

“We are on track to achieve our group production guidance of 1.1Moz, after producing 560 000 ounces in the six months ended 31 December 2017. Shareholder returns inform every decision we make. We will therefore relentlessly pursue the production of safe, profitable ounces”, said Peter Steenkamp, chief executive officer of Harmony.

Gold production for the group for the six months ended 31 December 2017 increased by 191kg (1%) to 17 418kg (560 003 oz), compared to 17 227kg (553 862oz) for the six months ended 31 December 2016.

All-in sustaining costs for all operations decreased by 2% to R500 248/kg in the six months ended 31 December 2017 when compared to the previous comparable period of 31 December 2016. In US dollar terms all-in sustaining costs increased by 2% to US$1 161/oz mainly due to the strengthening of the Rand against the US dollar in the six months ended 31 December 2017.

The net profit for the six months ended 31 December 2017 was R897 million (US$65 million), compared to R1 539 million (US$111 million) for the comparative period which included a gain on bargain purchase of R848 million (US$61 million).

Ends.

For more details contact:

Lauren Fourie
Investor Relations Manager
+27 (0)71 607 1498 (mobile)

or

Marian van der Walt

Executive: Corporate and Investor Relations

+27 (0) 82 888 1242 (mobile)

13 February 2018

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: February 13, 2018	By:	/s/ Frank Abbott
Name Frank Abbott
Title Financial Director